SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                                 REPSOL YPF, S.A
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                                (NAME OF ISSUER)

                  Ordinary Shares, nominal value EUR 1.00 each
                         (TITLE OF CLASS OF SECURITIES)
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                                    76026T205
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                                 (CUSIP NUMBER)

                            Sacyr Vallehermoso, S.A.
                          Paseo de la Castellana 83-85
                               Madrid, Spain 28046
                          Attention: Ana de Pro Gonzalo
                                 +34 91 545 5000

                   ------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                November 21, 2006
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                 SCHEDULE 13D/A

CUSIP NO. 76026T205


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   1     NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  Sacyr Vallehermoso, S.A.
                  IRS 00-0000000
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a) [ ]
         (b) |X|
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS (See Instructions)
                  BK
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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                [ ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Kingdom of Spain
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       NUMBER OF          7    SOLE VOTING POWER
        SHARES
     BENEFICIALLY              160,251,606
      OWNED BY
         EACH             8    SHARED VOTING POWER
       REPORTING
        PERSON                 61,043,173
         WITH
                          9    SOLE DISPOSITIVE POWER

                               160,251,606

                         10    SHARED DISPOSITIVE POWER

                               61,043,173
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,294,779
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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
Instructions)                                                             [ ]
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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.13%(1)
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14 TYPE OF REPORTING PERSON (See Instructions) CO
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------------
(1) 18.13 % when calculated on a fully diluted basis, based on 1,220,863,463 shares of common stock of the Issuer outstanding as of December 31, 2005, as reported on the Issuer's Form 20-F filed on July 14, 2006.

     This Amendment No. 4 (this "Amendment") further amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on October 26, 2006 and amended on November 7, 2006, November 14, 2006 and November 15, 2006, by and on behalf of Sacyr Vallehermoso, S.A., a corporation organized under the laws of the Kingdom of Spain ("SyV") with respect to shares of Ordinary Common Stock, par value EUR 1.00 per share (the "Common Stock" and each such share of Common Stock a "Share"), of REPSOL YPF, a corporation organized under the laws of the Kingdom of Spain (the "Issuer"). The principal executive offices of the Issuer are located at Paseo de la Castellana 278, Madrid, Spain 28046. Unless specifically amended or modified hereby, the disclosure set forth in the Statement on Schedule 13D dated October 26, 2006 (as previously amended) shall remain unchanged.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information contained in Item 3 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the previous disclosure in the fourth paragraph thereof and the first sentence of the fifth paragraph thereof with the following:

     Between November 16, 2006 and November 28, 2006, SyV, through its Subsidiary, purchased through Citigroup Global Markets Limited ("Citigroup"), as broker, an additional 36,913,672 shares of Common Stock, which constitute an additional 3.02 % of the outstanding shares of Common Stock, for a price of approximately EUR 1,019,880,415 (or a weighted average price of EUR 27.6 per share of Common Stock).

     These transactions bring SyV's total beneficial ownership in the Issuer through direct ownership of shares of Common Stock by SyV's Subsidiary to 160,251,606 shares of Common Stock, which constitutes approximately 13.13% of the outstanding shares of Common Stock.

     The total approximately EUR 4.164 billion investment was financed by Banco Santander through two bridge facilities (the "Bridge Facilities") to SyV's Subsidiary, for which SyV provided a guarantee.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The information contained in Item 5 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the previous disclosure in subsections (a) and (b) thereof with the following:

     (a) SyV, through its Subsidiary, beneficially owns 160,251,606 shares of Common Stock as described in Item 3 above. In addition, through the swap transactions executed pursuant to the Citigroup Master Agreement described in
Item 6 below, SyV, through its Subsidiary, beneficially owns an additional 61,043,173 shares of Common Stock. In total, SyV beneficial owns
221,294,779 shares of Common Stock, representing approximately 18.13% of the outstanding shares of Common Stock.

     (b) SyV, through its Subsidiary, has the sole power to direct the vote of the 160,251,606 shares of Common Stock described in Item 3 above, representing 13.13% of the outstanding vote of the Issuer. In addition, SyV, through its Subsidiary, beneficially owns 61,043,173 shares of Common Stock pursuant to the Citigroup swaps described in Item 6 below. Under the Citigroup swap agreements, SyV, through its Subsidiary, has the right to receive the shares of Common Stock covered by the swap agreement on the Closing Date (as described in Item 6 below). From that time SyV (through its Subsidiary) will have the sole right to dispose and vote such Shares, which represent an additional 5.0% of the vote. Until the Closing Date, Citigroup has the sole right to vote and dispose the Shares covered by the Citigroup swap agreement in its discretion (provided that Citigroup must have Shares available to settle with SyV's Subsidiary at the Closing Date); Citigroup is not required to vote those Shares.

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


     The forgoing ownership and voting rights notwithstanding, all such voting rights are subject to the restriction in the Issuer's organizational documents currently providing that the maximum number of votes that one sole shareholder or one sole group of companies may cast will be 10% of the total voting capital of the Issuer. Therefore, unless this provision in the Issuer's organizational documents is repealed or amended, SyV (together with its Subsidiary) will be prohibited from voting more than 10% of the outstanding shares of Common Stock if its ownership of the Issuer's outstanding voting Common Stock exceeds 10%.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information contained in Item 6 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the fourth paragraph thereof with the following:

     In addition to the Banco Santander Master Agreement described above, SyV, through its Subsidiary, and Citigroup, between November 8 and November 14, 2006 entered into a number of physical delivery Total Return Swaps relating to a total of 60,790,904 shares of Common Stock, or 4.979% of the outstanding shares of Common Stock. On November 15, 2006, SyV, thorough its Subsidiary, and Citigroup entered into an additional physical delivery Total Return Swap transaction relating to an additional 252,269 shares of Common Stock, or an additional 0.021% of the outstanding shares of Common Stock.

     A total of 61,043,173 shares of Common Stock are held as a result of the Citibank Total Return Swap transactions, representing 5.0% of the outstanding shares of Common Stock.

     Each Citigroup Total Return Swap is evidenced by a confirmation under a master agreement dated as of November 8, 2006 (the "Citigroup Master Agreement"). Under each of these swap transactions Citigroup assumes the risk of any increases in the price of the notional number of the Issuer's Common Stock covered by the contract between the effective date of the swap transaction and the Valuation Date of January 9, 2007, subject to any early termination.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     The information contained in Item 7 of the Statement on Schedule 13D dated October 26, 2006 (as previously amended) is hereby amended and supplemented by replacing the previous disclosure in its entirety with the following:

Exhibit           Title

10.1 Bridge Credit Contract, dated October 11, 2006, among Sacyr Vallehermoso Participaciones Mobiliarias, S.L. as guaranteed party, Sacyr Vallehermoso, S.A. as guarantor, and Banco Santander Central Hispano, S.A. as financing bank (English translation from Spanish) (previously filed with Amendment No. 1 to Statement on Schedule 13D)

10.2 Bridge Credit Contract, dated October 16, 2006, among Sacyr Vallehermoso Participaciones Mobiliarias, S.L. as guaranteed party, Sacyr Vallehermoso, S.A. as guarantor, and Banco Santander Central Hispano, S.A. as financing bank (English translation from Spanish) (previously filed with Amendment No. 1 to Statement on Schedule 13D)


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10.3              Long-term facility for acquisition of up to 20% of REPSOL YPF,
                  S.A., dated October 26, 2006, by SPV wholly-owned by Sacyr Vallehermoso, S.A. (English translation from Spanish) (previously filed with Amendment No. 1 to Statement on
                  Schedule 13D)

10.4 International Swaps and Derivatives Association, Inc. Master Agreement between Banco Santander Central Hispano, S.A. and Sacyr Vallehermoso Participaciones Mobiliarias, S.L., dated October 9, 2006, with confirmations dated October 12,2006; October 13, 2006; October 16, 2006; October 17, 2006; and October 25, 2006 (previously filed with Amendment No. 1 to Statement on Schedule 13D)

10.5 International Swaps and Derivatives Association, Inc. Master Agreement between Citigroup Global Markets Limited and Sacyr Vallehermoso Participaciones Mobiliarias, S.L., dated November 8, 2006 (including Schedule to the Master Agreement), with confirmations dated November 8, 2006, November 9, 2006, November 10, 2006, November 13, 2006, November 14, 2006 and November 15, 2006

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  November 28, 2006                 SACYR VALLEHERMOSO, S.A.


                                          By: /s/ Marta Silva de Lapuerta
                                             ----------------------------
                                          Name: Marta Silva de Lapuerta
                                          Title: General Secretary of the Board





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


                                                                     SCHEDULE 2
                                                                     ----------

     The information set forth in the chart in the Statement on Schedule 13D, dated October 26, 2006 (as previously amended), entitled "SCHEDULE 2:
Transactions in Shares of the Issuer by Sacyr Vallehermoso During Last 60 Days" is hereby amended and supplemented by replacing the contents thereof with the following:

TRANSACTIONS IN SHARES OF THE ISSUER BY SACYR VALLEHERMOSO DURING
                                  LAST 60 DAYS

     All the purchases of shares of Ordinary Common Stock set forth below were made through Sacyr Vallehermoso Participaciones Mobiliarias, S.L., a wholly owned subsidiary of SyV. All shares acquired from September 25, 2006 through November 8, 2006 were purchased through Santander Central Hispano Bolsa. All shares acquired from November 16, 2006 through November 28, 2006 were purchased through Citigroup Global Markets Limited. Each purchase, except for one, was made in the Spanish Open market (Sistema de Interconexion Bursatil - Mercado Continuo), and the purchase marked "(1)" was made in an over-the-counter transaction. In addition to the amounts set forth below, SyV has also acquired beneficial ownership of an additional 61,043,173 shares of Common Stock through the Citigroup swap agreement transactions described in Item 6 of this Statement on Schedule 13D.


              Date of            Number of      Price per Share
          Transaction               Shares           (in Euros)
        --------------          ------------    -----------------
          Sep 25, 2006              110,000              21.64
          Sep 26, 2006            1,000,000              21.79
          Sep 27, 2006            1,000,000              22.91
          Sep 28, 2006            1,890,000              22.70
          Sep 29, 2006            1,000,000              23.57
           Oct 2, 2006            2,000,000              23.75
           Oct 3, 2006            5,000,000              23.25
           Oct 4, 2006            3,800,000              23.22
           Oct 5, 2006            1,000,000              23.60
           Oct 6, 2006            2,000,000              23.82
           Oct 9, 2006            1,000,000              23.80
          Oct 11, 2006            1,500,000              25.54
          Oct 16, 2006           15,300,000              26.57
          Oct 16, 2006        24,500,000(1)              24.02
          Oct 24, 2006              970,000              25.71
          Oct 25, 2006            3,400,000              25.58
          Oct 26, 2006            3,800,000              26.32
          Oct 27, 2006            2,000,000              26.09
          Oct 30, 2006            3,300,000              26.24
          Oct 31, 2006            2,500,000              26.39
           Nov 1, 2006            3,500,000              24.12
           Nov 2, 2006            3,200,000              26.03
           Nov 3, 2006            2,859,778              26.59
           Nov 6, 2006           11,208,156              26.63
           Nov 7, 2006           18,000,000              26.82
           Nov 8, 2006            7,500,000              27.91
          Nov 16, 2006            1,250,000              30.54


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


          Nov 17, 2006            4,466,000              27.25
          Nov 20, 2006            3,900,000              27.21
          Nov 21, 2006            3,905,000              27.64
          Nov 22, 2006            3,425,000              27.82
          Nov 23, 2006            2,343,171              27.74
          Nov 24, 2006            4,731,171              27.66
          Nov 27, 2006            6,147,000              27.55
          Nov 28, 2006            6,746,330              27.49

                 Total          160,251,606              25.99


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